

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2013

Via E-mail
Matthew Harbaugh
Vice President and Chief Financial Officer, Pharmaceutical Products
Covidien
675 James S. McDonnell Blvd.
Hazelwood, MO 63042

**Re:     Mallinckrodt plc**
        **Amendment No. 2 to Registration Statement on Form 10**
        **Filed May 8, 2013**
        **File No. 001-35803**

Dear Mr. Harbaugh

      We have reviewed amendment no. 2 to your registration statement on Form 10 and response letter filed on May 8, 2013 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1
General

1.  Please revise all financial statements and data to provide updated unaudited interim six months financial statements for both Mallinckrodt and the Pharmaceuticals business of Covidien plc as follows pursuant to Rule 3-12 of Regulation S-X:
    - Summary Historical and Unaudited Proforma Combined Financial Data
    - Unaudited Proforma Condensed Combined Financial Statements
    - Selected Historical Combined Financial Data
    - MD&A
    - Combined Financial Statements

<u>Unaudited Pro Forma Condensed Combined Financial Statements, pages 45-50</u>

2. As a continuing reminder for future amendments, please quantify your proforma adjustments, proforma earnings per share and proforma weighted-average shares outstanding. Please be sure to disclose the relevant assumptions in the proforma amounts quantified.

You may contact Jim Peklenk at (202) 551-3661 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc:     <u>Via E-mail</u>
        Victor Goldfeld
        Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, NY 10019